NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on March 5, 2009, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(2) That the entire class of this security was redeemed or paid at maturity or retirement on February 17, 2009. Each purchase contract that is a component of an Equity Unit obligates the holder to purchase, and obligates the Company to sell, on February 17, 2009, which is referred to as the purchase contract settlement date, for $50 in cash, a number of newly issued shares of the Company's common stock equal to the 'settlement rate'. The settlement rate will be calculated, subject to adjustment under the circumstances set forth in 'Description of the Purchase Contracts-Anti-Dilution Adjustments,' as follows: if the applicable market value of the Company's common stock is greater than or equal to $87.64 (subject to adjustment), which the Company refers to as the 'threshold appreciation price,' the settlement rate will be 0.5705 shares of the Company's common stock; if the applicable market value of the Company's common stock is less than the threshold appreciation price but greater than $70.68 (subject to adjustment), which the Company refers to as the 'reference price,' the settlement rate will be a number of shares of the Company's common stock equal to $50 divided by the applicable market value, rounded to the nearest ten thousandth of a share; and if the applicable market value of the Company's common stock is less than or equal to the reference price, the settlement rate will be 0.7074 shares of the Company's common stock. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on February 17, 2009.